September 28, 2023 VIA EDGAR SUBMISSION U.S. Securities & Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, NE Washington, DC Attn: Julie Sherman and Brian Cascio Re: DENTSPLY SIRONA Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 1, 2023 Form 8-K Dated August 2, 2023 Filed August 2, 2023 File No. 000-16211 Dear Ms. Sherman and Mr. Cascio, This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated September 14, 2023, regarding the above- referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) and Form 8-K dated August 2, 2023 (the “Form 8-K”) of DENTSPLY SIRONA Inc. (the “Company”). We have reproduced the Staff’s comments below in bold and provided our response immediately below. Form 8-K filed August 2, 2023 Exhibit 99.1, page 1 1. You present Adjusted EBITDA Margin in the bullet points at the top of Exhibit 99.1 without the presentation of the corresponding GAAP measure. Revise here and in your Q2 23 Summary Results tables in future Earnings Releases to also present gross margin on a GAAP basis. Ensure that your presentation of the GAAP measure is presented with equal or greater prominence than the non-GAAP measure. We refer you to Item 10(e) of Regulation S-K. The Company advises the Staff that for the three months ended June 30, 2023, gross margin was 53.5%. The Company confirms that in future filings the Company will provide the corresponding GAAP measure before Adjusted EBITDA Margin with equal or greater prominence, as well as appropriate GAAP to Non-GAAP reconciliations. The Company expects that the reconciliation of gross profit for the three months ended June 30, 2023 will be substantially similar to the reconciliation included in Appendix A, which has been included for the Staff’s reference.

2 2. Your presentation of ‘Adjusted Non-GAAP’ amounts appear to represent non-GAAP income statements. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please explain to us how your presentation complies with Question 102.10 of the C&DI’s on Non-GAAP Financial Measures. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K. The Company acknowledges the Staff’s comment, and respectfully advise the Staff that the Company had considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and the application of Regulation G and Item 10(e) of Regulation S-K (collectively, the “Non-GAAP Disclosure Guidance”) and believed that its presentation of “Adjusted Non-GAAP” amounts would not be considered a non-GAAP income statement. The Non-GAAP Disclosure Guidance indicates that presenting a full non-GAAP income statement when reconciling non-GAAP financial measures to GAAP financial measures could result in the disclosure of the non-GAAP financial measures being more prominent. The Company has not presented a full non-GAAP income statement in the reconciliation, and, in fact, the Company specifically excluded certain line items from the GAAP income statement, such as cost of products sold, in presenting the reconciliation. The Company believed the presentation of the reconciliation allowed it to specify the adjustments it was making to the GAAP financial measures, while also providing additional transparency to users of the reconciliation about their impacts within the income statement. However, after careful consideration of the Staff’s comment, in future filings the Company will make the following adjustments to its presentation of this reconciliation to ensure an impression is not given that the non-GAAP reconciliation represents a comprehensive basis of accounting: 1) We will remove additional line items from the reconciliation including Sales, General, and Administrative Expenses, Research and Development Expenses, Restructuring and Other Costs, and Other Income and Expense. 2) We will present the non-GAAP adjustments in the left column and each of the impacted line items horizontally within the table to further reduce any resemblance to a full income statement. The Company expects that the resulting table will be substantially similar to the reconciliation included in Appendix A, which has been included for the Staff’s reference. * * *

3 We acknowledge that the Company and its management are responsible for the adequacy and accuracy of the disclosure in documents filed and furnished to the Commission notwithstanding any review, comments, action or absence of action by the Staff. Thank you for your consideration of our response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me, Lillian Tsu (ltsu@cgsh.com) or Francesca L. Odell (flodell@cgsh.com), our counsel at Cleary Gottlieb Steen & Hamilton LLP. Sincerely, By: /s/ Glenn G. Coleman Glenn G. Coleman Executive Vice President and Chief Financial Officer DENTSPLY SIRONA Inc. (Registrant) Cc: Richard C. Rosenzweig Senior Vice President, Corporate Development, General Counsel and Secretary Dentsply Sirona Inc.

Appendix A GAAP to Non-GAAP Reconciliation (unaudited) Three Months Ended June 30, 2023 (in millions, except per share amounts and percentages) Gross Profit Operating Income Net Income Attributable to Dentsply Sirona Diluted EPS GAAP ...................................... $ 550 $ 80 $ 86 $ 0.40 Non-GAAP Adjustments: Amortization of Purchased Intangible Assets ................... 30 53 39 0.18 Restructuring Related Charges and Other Costs..................... 3 20 3 0.01 Business Combination Related Costs and Fair Value Adjustments .......................... 1 7 10 0.05 Income Tax Related Adjustments .......................... — — (29) (0.13) Adjusted Non-GAAP ............. $ 584 $ 160 $ 109 $ 0.51 GAAP Margin .......................... 7.8% Non-GAAP Margin .................. 15.6%